UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s)in Company



To RNS

Notification of Change in Interest in Shares
--------------------------------------------

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 23 November 2005 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 88,364,483 shares, now represents 10.991% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.

From Pearson PLC


To Pearson plc dated 21 November 2005


                            SECTION 198 NOTIFICATION
                            Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International. Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

          Ordinary Shares (803,997,162 shares outstanding)

     Number of shares in which the Companies have an interest:

          88,364,483

Name(s) of registered holders):

          See Schedule B


As of 21 November 2005

                                                        Number of   Percent of
Pearson plc                                                Shares  Outstanding
                                                        ---------  -----------

The Capital Group Companies Inc. ("CG") holdings       88,364,483      10.991%
------------------------------------------------

Holdings by CG Management Companies and Funds:
________________________________________________________________________________

* Capital Guardian Trust Company                       33,609,769       4.180%
* Capital International Limited                        15,287,891       1.901%
* Capital International S.A.                            3,300,529       0.411%
* Capital International Inc.                            5,399,022       0.672%
* Capital Research and Management Company              30,767,272       3.827%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                            As of 21 November 2005

                         Capital Guardian Trust Company
                         ------------------------------

Registered Name                                         Local Shares
---------------                                         ------------

State Street Nominees Limited                              4,049,858
Bank of New York Nominees                                  1,396,003
Northern Trust                                               262,109
Chase Manhattan Bank Australia Limited                         2,700
Chase Nominees Limited                                    14,618,853
BT Globenet Nominees Ltd.                                    566,435
Midland Bank plc                                           3,598,485
Cede & Co.                                                   190,963
Deutsche Bank Mannheim                                         2,200
Bankers Trust                                              1,291,200
Barclays Bank                                                115,800
Citibank London                                               11,100
Royal Trust                                                   18,300
Brown Bros.                                                   42,593
Nortrust Nominees                                          5,769,797
Royal Bank of Scotland                                        80,100
MSS Nominees Limited                                          61,200
State Street Bank & Trust Co.                                 53,000
Citibank                                                       8,800
RBSTB Nominees Ltd                                             2,200
Citibank NA                                                   44,500
Deutsche Bank AG                                               2,100
HSBC Bank PLC                                                  3,800
Mellon Bank N.A.                                             126,400
ROY Nominees Limited                                          35,600
Mellon Nominees (UK) Limited                               1,272,406
HSBC                                                          42,200
JP Morgan Chase Bank                                         941,067
____________________________________________________________________
                                           TOTAL          33,609,769


                                 Schedule B


                       Capital International Limited
                       -----------------------------

Registered Name                                          Local Shares
---------------                                          ------------

State Street Nominees Limited                                 192,862
Bank of New York Nominees                                   2,838,048
Northern Trust                                              1,680,938
Chase Nominees Limited                                      3,356,615
Midland Bank Plc                                               83,200
Bankers Trust                                                 248,071
Barclays Bank                                                  67,200
Citibank London                                               113,966
Morgan Guaranty                                               284,300
Nortrust Nominees                                           2,178,282
Royal Bank of Scotland                                        790,100
MSS Nominees Limited                                           91,200
State Street Bank & Trust Co                                  454,400
National Westminster Bank                                     120,300
Lloyds Bank                                                    58,700
Citibank NA                                                    23,500
Deutsche Bank AG                                            1,137,568
Chase Manhattan Nominee Ltd                                    48,300
HSBC Bank plc                                                 988,300
Mellon Bank N.A.                                              165,516
KAS UK                                                         61,425
Bank One London                                               212,600
Clydesdale Bank plc                                            77,000
JP Morgan Chase Bank                                           15,500
_____________________________________________________________________

                                                TOTAL      15,287,891


                                Schedule B



                          Capital International S.A.
                          --------------------------
Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                   16,036
Bank of New York Nominees                                       35,800
Chase Nominees Limited                                       1,146,342
Credit Suisse London Branch                                     30,000
Midland Bank plc                                               314,100
Barclays Bank                                                  142,918
Brown Bros.                                                     44,300
Nortrust Nominees                                               11,300
Morgan Stanley                                                  12,900
Royal Bank of Scotland                                         130,018
J.P. Morgan                                                    860,083
National Westminster Bank                                       24,900
Lloyds Bank                                                     29,600
RBSTB Nominees Ltd                                              60,100
Deutsche Bank AG                                                67,352
HSBC Bank plc                                                  354,080
HSBC                                                            20,700
______________________________________________________________________

                                                   TOTAL     3,300,529


                                   Schedule B


                          Capital International Inc.
                          --------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                1,711,457
Bank of New York Nominees                                      615,105
Northern Trust                                                  19,400
Chase Nominees Limited                                       1,158,650
Midland Bank plc                                               151,400
Bankers Trust                                                   34,600
Citibank London                                                 83,200
Brown Bros.                                                     82,400
Nortrust Nominees                                              390,857
Royal Bank of Scotland                                          38,400
State Street Bank & Trust Co.                                  479,596
Sumitomo Trust & Banking                                        22,300
Citibank                                                        18,900
RBSTB Nominees Ltd                                              23,600
Citibank NA                                                    246,757
State Street Australia Limited                                  29,500
HSBC Bank PLC                                                   89,300
JP Morgan Chase Bank                                           223,600
______________________________________________________________________

                                              TOTAL          5,399,022


                                  Schedule B


                     Capital Research & Management Company
                     -------------------------------------

Registered Name                                           Local Shares
---------------                                           ------------

State Street Nominees Limited                                  750,000
Chase Nominees Limited                                      30,017,272
______________________________________________________________________

                                              TOTAL         30,767,272

                                  Schedule B



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 23 November 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary